669 River Drive, Center 2
Elmwood Park, NJ 07407
201-703-3400 phone
201-703-3443 fax
www.emdeon.com
June 29, 2006
VIA EDGAR AND FACSIMILE (202) 772-9208
Mr. Patrick Gilmore
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
450 Fifth St., N.W.
Washington, D.C. 20549

Re:	Emdeon Corporation
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 16, 2006
Forms 8-K filed February 23, 2006, February 28, 2006, April 18, 2006,
May 2, 2006 and May 4, 2006
File No. 000-24975
Dear Mr. Gilmore:
     We received your letter dated May 26, 2006 (the “Letter”), setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on our above-referenced reports filed under the Securities Exchange Act of 1934. Our responses to the specific comments are set forth below. For the convenience of the Staff, each comment from the Letter is restated in bold prior to the response to such comment.
Form 10-K filed March 16, 2006
Consolidated Statements of Operations, page F-6
Evaluation of Disclosure Controls and Procedures, page 28
     1. We note in your business overview section on page 3 that you sell products and provide services to generate revenue. Tell us how you considered presenting separate line items for revenue earned from the sale of your products and services, as well as cost of revenue, in your consolidated statements of operations. Refer to Rule 5-03(b)(1) and (2) of Regulation S-X.

Mr. Patrick Gilmore
June 29, 2006

     Response
     As the Staff noted, the Company does sell products and provide services to generate our revenue. The majority of our consolidated revenue, or approximately 88%, 87% and 83% in 2005, 2004 and 2003, respectively, was generated from providing services, while the remaining amounts related to the sale of products. In preparing our financial statements, we noted that product revenues exceeded the 10% threshold for separate disclosure as stated in Rule 5-03(b)(1) and (2) of Regulation S-X. However, we concluded that separate disclosure on the face of the income statement would not provide the reader of the financial statements with meaningful additional information. The following discussion summarizes our significant sources of product revenue, and provides further detail around our conclusion to not separately disclose product revenues and related costs on the face of the income statement.
  Our product revenue can be attributed to the following three categories:
1.	Plastic products – Our Porex segment is a manufacturer of porous plastic products and components used in healthcare, industrial and consumer applications. These plastics products represented approximately 6%, 7% and 7% of our consolidated revenue in 2005, 2004 and 2003, respectively.

2.	Software and Hardware products – Almost all of our software and hardware products are sold through our Emdeon Practice Services segment, which sells information technology software systems and related services. The product revenue within this segment relates to the software and hardware, which are components of these information technology software systems. The service revenue generated from this segment includes post-contract customer support, medical claim communication services, as well as training and other professional services. The hardware and software product revenue within this segment represented approximately 4%, 4% and 7% of our consolidated revenue in 2005, 2004 and 2003, respectively.

3.	Other products – Our Emdeon Business Services, Emdeon Practice Services, and WebMD segments sell other miscellaneous products, which include medical forms and supplies, medical related office furniture, medical reference publications and directories, as well as miscellaneous other software products. In total, these other products represented approximately 2%, 2% and 3% of our consolidated revenue in 2005, 2004 and 2003, respectively.
     As indicated above, the Company concluded that aggregation and separate disclosure of product revenues on the face of the income statement would not provide the reader with additional meaningful information. The following items were considered when forming this conclusion:
•	The plastic products, on the one hand, and software and hardware products, on the other hand, are very different in terms of product type, target customer base, pricing, intended use, etc.

•	The cost of revenue related to our plastic products is also very different from the cost of revenue related to our software and hardware products. For example, the cost of revenue

Mr. Patrick Gilmore
June 29, 2006

related to our plastic products consists of typical manufacturing costs including direct materials, direct labor and manufacturing overhead costs such as indirect labor and facilities costs. In contrast, the cost of revenue related to software and hardware is generally limited to the direct cost of the hardware.

•	The aggregation of these two dissimilar product lines may confuse readers, as the aggregated gross margin would not be representative of either product group.

•	The plastic product revenue is derived from our Porex segment which is a product oriented segment, whereas the software and hardware revenue is derived from our Emdeon Practice Services segment which is primarily a service oriented segment.

•	Each of the plastic product revenue and software and hardware product revenue are less than 10% of consolidated revenue on an individual basis.
     In summary, the Company believes the above factors demonstrate that aggregation and separate disclosure of our product lines would not provide meaningful additional information to readers of our financial statements. Additionally, it should be noted that the most material of our product lines, our Porex plastic products, is managed separately from the Company’s other product and service offerings, and is disclosed as a separate operating segment. Accordingly, the Company’s MD&A and financial statements separately disclose information related to this segment, including its revenues, profitability and results of operations. We believe that the segment level disclosures for this product line provide readers of the financial statements with better and more meaningful information than could be derived from a separate presentation of aggregate product revenues and related costs.
Note 1. Summary of Significant Accounting Policies
Revenue Recognition, page F-14
     2. We note your disclosures where you indicate that the Company determines the value of the software component of its multiple-element arrangements using the residual method as VSOE of fair value exists for the undelivered elements such as the support and maintenance agreements and related implementation and training services. You further indicate that VSOE is based on the price charged when an element is sold separately. Please explain further. For instance, describe the process you use to evaluate the various factors that affect your VSOE (e.g. purchase volume, competitive pricing, duration of the arrangement, region, distribution channel and specific requirements of the order). Does the price charged for the individual elements vary from customer to customer. If so, please explain how the Company determined that they can reasonably estimate fair value of each undelivered element. Tell us how you considered the guidance in paragraphs 10 and 57 of SOP 97-2.

Mr. Patrick Gilmore
June 29, 2006

     Response
     In response to the Staff’s comment, the Company is providing the following supplemental information to further explain how VSOE of fair value is determined for the two types of undelivered elements of its multiple-element arrangements. As disclosed in the footnotes to our financial statements, we utilize the residual method as permitted by SOP No. 98-9. The Company determines the value of the software component of our multiple-element arrangements using the residual method as VSOE of fair value exists for the undelivered elements such as the support and maintenance service agreements and related implementation and training services, but not for all the delivered elements such as the software itself. The residual method requires revenue to be allocated to the undelivered elements based on the fair value of such elements, as indicated by VSOE.
•	Support and maintenance agreements (PCS) – Substantially all of the Company’s PCS arrangements are priced with a renewal rate equal to a consistent percentage of the list price of the underlying software license. The Company believes this practice is consistent with paragraph 57 of SOP 97-2, which indicates that “[t]he fair value of the PCS should be determined by reference to the price the customer will be required to pay when it is sold separately (that is, the renewal rate).” Additionally, this practice is consistent with the AICPA Technical Practice Aid 5100.55, which indicates that the PCS renewal rate expressed as a consistent percentage of the stipulated license fee would be the VSOE of the fair value of PCS.

•	Implementation and training services –Substantially all implementation and training services are billed at a standard hourly rate or a standard flat fee. This rate is charged both (i) when implementation and training services are sold as part of a new system sale, and (ii) when these types of services are purchased separately from the new system sale. The rate for implementation and training services does not vary from customer to customer. The Company considered paragraph 10 of SOP 97-2 which indicates that VSOE of fair value is limited to “the price charged when the same element is sold separately.”
     The various factors listed in the Staff’s comment, (e.g., purchase volume, competitive pricing, duration of the arrangement, etc.) can all affect the price charged for the software license, which may vary from customer to customer as a result of differing levels of discounts offered on the license fee, however, significant discounting of PCS services and implementation and training services is rare. As a result, because PCS arrangements are priced using a consistent percentage of the list price of the underlying software and because the implementation and training services are billed at a consistent rate, the factors listed in the Staff’s comment do not affect VSOE of fair value for these elements.
     3. We note that when the Company enters into contractual arrangements through WebMd that contain multiple elements, revenue is allocated to each element based on its relative fair value, which is determined using prices charged when elements are sold separately. Please describe the elements included in these arrangements and as requested in our previous comment, please explain further your process for evaluating fair value

Mr. Patrick Gilmore
June 29, 2006

based on the “prices charged when elements are sold separately.” If the prices charged for each element varies from customer to customer, please explain how you can reasonably estimate fair value. See paragraphs 10 and 57 of SOP 97-2.
     Response
     In response to the Staff’s comment, the two areas in which the Company, through our WebMD segment, enters into contractual arrangements that contain multiple deliverables are (i) advertising and sponsorship programs and (ii) health and benefit management services. The Company is providing the following supplemental information to the Staff which further explains the different contractual elements and how the Company determines fair value:
•	Advertising and sponsorship – Many of the contractual arrangements are for individual advertising and sponsorship placements, such as sponsored continuing medical education, other educational programs, sponsored content solutions and other traditional online advertising media. However, the Company also enters into many contractual arrangements that contain a combination of these different advertising and sponsorship placements (each an element) over different periods of time. The Company determines fair value for the individual elements, in contracts with multiple elements based on the price of the element when it is (i) frequently sold on a stand-alone basis and (ii) priced consistently when sold separately. The prices for such elements when sold separately by the Company do not vary materially and are not impacted by the various factors listed in the Staff’s comment (e.g., purchase volume, competitive pricing, duration of the arrangement, customer to customer variations, etc.). The Company believes that the allocation of fair value as described is consistent with paragraph 16 of EITF 00-21, which indicates that “the best evidence of fair value is the price of a deliverable when it is regularly sold on a standalone basis.” In instances where fair value cannot be determined for all of the elements in an arrangement but fair value can be determined for all undelivered elements, revenues related to the delivered elements are recognized based on the residual method. When fair value cannot be determined for each undelivered element in an arrangement, all revenue related to the arrangement is deferred until delivery of those items for which fair value has not been established has occurred. The Company believes this is consistent with paragraph 12 of EITF 00-21.

•	Health and benefit management services - Certain contractual arrangements for the Company’s online health and benefit management services contain multiple deliverables. These services are delivered through private online portals that we host for employers and health plan sponsors. The services under these arrangements generally include access to a suite of various health and benefit applications as well as related implementation services, maintenance services, and customization of these applications based on customer preferences. The individual services provided under these arrangements have not been sold separately and therefore do not have a determinable fair value on an individual basis. Revenue associated with these arrangements is recognized ratably on a straight-line basis over the contract period, generally three years. The Company believes this is consistent with SAB Topic 13.

Mr. Patrick Gilmore
June 29, 2006

     4. We note from your disclosures on page 6 that the Company charges a one-time implementation fee to healthcare payers and providers for your EDI services. How much does the Company charge for such services? Also, tell us how you account for such fees and tell us whether you charge similar type fees for any of the Company’s other services. We refer you to SAB Topic 13.A.3.f.
     Response
     The one-time implementation fees referenced on page 6 of the Company’s 2005 Form 10-K, relate to the Company’s Business Services segment. These fees are generally charged to healthcare payers and providers at the inception of a contract, in connection with their related set-up to submit and receive medical claims and other related transactions through the Company’s clearinghouse network. The Company does not charge implementation fees to all payers and providers and the amount of the implementation fee charged to a particular payer or provider can vary depending on the nature of the service offering and price negotiations with the customer. Substantially all implementation fees are less than $10,000 each. Following the initial set-up, the Company charges the payer or provider fees on a per transaction basis, or in the case of some providers, on a monthly fixed fee basis.
     The Company does not believe these fees constitute a separate unit of accounting, as defined in paragraph 9 of EITF 00-21, because the set-up or implementation process does not have standalone value to the Company’s customers independent from the continuing transaction processing services. Accordingly, the implementation fees are deferred and amortized to revenue on a straight line basis over the contract period of the related transaction processing services, which generally vary from one to three years.
     As noted in the response to Comment 3, the Company’s WebMD segment also charges implementation fees to certain customers in connection with the set-up of private portals for our employer and health plan clients. The amount of the implementation fees charged to these clients generally ranges between $0 to $150,000. The Company does not believe these fees constitute a separate unit of accounting, because the set-up or implementation process does not have standalone value to the Company’s customers independent from the continuing services. Accordingly, these implementation fees are also deferred, and are amortized to revenue on a straight line basis over the contract period, which is typically three years.
Note 10. Long-Lived Assets
Goodwill and Intangible Assets, page F-34
     5. We note from your disclosures in Note 1 that technology and patents have an estimated useful life of 3 to 40 years. Please provide a breakdown of the $236,421 gross carrying value of this intangible asset at December 31, 2005 between (a) technology and (b) patents. Also, tell us the weighted-average amortization period for each and tell us how

Mr. Patrick Gilmore
June 29, 2006

you determined such amortization periods. Furthermore, tell us what consideration you gave to including the weighted-average amortization period, in total and by major intangible asset class pursuant to paragraph 44(a) of SFAS 142.
     Response
     The following table provides a breakdown of the $236.4 million gross carrying value, associated accumulated amortization and net carrying value of the Company’s technology and patent intangible asset category as of December 31, 2005, as well as the weighted average amortization periods for each:

				Weighted-
				Average
	Gross		Net	Amortization
	Carrying	Accumulated	Carrying	Period
	Value	Amortization	Value	(Years)

Technology	$172.2	$106.8	$65.4	9.8
Patents	5.5	4.1	1.4	5.7
Other	58.7	58.7	0.0	4.4

Total	$236.4	$169.6	$66.8

     The amortization periods for each of our intangible assets are intended to represent the period over which the asset is expected to contribute directly or indirectly to the future cash flows of the business. These amortization periods are determined using a variety of factors including, but not limited to, the historical life of the asset, expected future use of the asset, market competition, market demand, reliance on another asset such as hardware or software, expected frequency of change in a particular technology, remaining patent life if applicable, and other economic factors. Additionally, the Company’s management uses a third party valuation firm to assist with the determination of value and useful life for all material acquisitions of intangible assets.
     Generally, the Company assigns relatively short useful lives to acquired technology assets. Approximately $143.6 million of the $172.2 million in technology assets included in the table above have useful lives ranging from 3 to 6 years, with a weighted average useful life of 3.8 years, reflecting the fact that these technology assets relate to software applications that are frequently replaced or made obsolete by improved technology. In contrast, one of the Company’s technology assets, with a gross carrying value of $28.5 million, has a life assigned to it of 40 years. This asset relates to the proprietary manufacturing technology used within the Company’s Porex segment, specifically the process used to fabricate porous plastic materials into unique dimensional shapes, meeting very specific design engineering needs. At the time of the acquisition of Porex in September 2000, Porex had been using this technology for over 40 years, and was a leading supplier of original equipment manufactured porous plastic components, and accordingly, management believed this technology would be used by Porex well into the future. As a result, a 40 year life was assigned to this intangible asset when it was acquired in

Mr. Patrick Gilmore
June 29, 2006

2000. This proprietary manufacturing technology continues to be an integral part of Porex’s business today.
     The Company notes that the $58.7 million of gross carrying value identified as “other” in the table above, represents intangibles from prior acquisitions that should have been included in different intangible asset categories. These intangibles relate to (i) customer list and tradename intangibles that were misclassified as technology intangibles and (ii) “work force” intangibles that were created prior to the issuance of SFAS No. 142. The Company transferred the unamortized intangible balance related to work force to goodwill when we adopted SFAS No. 142 in January of 2002. The Company continued to carry the gross carrying value and offsetting accumulated amortization as the related work force was substantially intact at December 31, 2001. The Company will review the status of the acquired work force and will likely retire this fully amortized asset as of June 30, 2006. Additionally, the Company will reclassify the gross carrying value and accumulated amortization related to the misclassified customer list and tradename intangibles to their appropriate intangible asset category in connection with our Form 10-Q filing for the period ending June 30, 2006. As each of these intangibles have been fully amortized, the retirement and reclassification will not have any impact on the Company’s balance sheet or income statement.
     In response to the Staff’s comment regarding the inclusion of the weighted-average amortization period pursuant to paragraph 44(a) of SFAS 142, the Company directs the Staff’s attention to Note 2 to the Consolidated Financial Statements included in the Company’s Form 10-K for the year ended December 31, 2005, as well as Note 3 to the Consolidated Financial Statements included in the Company’s Form 10-Q for period ended March 31, 2006. In these Notes, the Company has included the amortization period for each intangible asset in the period of acquisition, and in subsequent periods to the extent the acquisition period is covered by the applicable Form 10-K or Form 10-Q filing. While reference is not made to the term ‘weighted-average,’ the Company notes this is due to the fact that actual amortization periods are disclosed for each significant intangible asset rather than a range of amortization periods. Additionally, the actual intangible assets acquired in the past three years have aligned on a one to one relationship with a corresponding major intangible asset class, and therefore the calculation of a weighted-average amortization period by major intangible asset class, or in total, was not presented, as the individual components were fully disclosed.
Forms 8-K filed February 23, 2006, February 28, 2006, April 18, 2006, May 2, 2006 and May 4, 2006
     6. We note your use of non-GAAP financial measures in the Forms 8-K noted above (including WebMD Health Corp.’s 8-K’s incorporated by reference) which excludes a number of recurring items. Tell us how you considered Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures for each unique non-GAAP financial measure included your 8-K’s:
•	the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

Mr. Patrick Gilmore
June 29, 2006

•	the economic substance behind management’s decision to use such a measure;

•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.
     In this regard, we believe you should further enhance your disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures which excludes a number of recurring items, especially since these measures appear to be used to evaluate performance. Your current disclosures regarding the reasons for presenting these non-GAAP measures appear overly broad considering that companies and investors may differ as to which items warrant adjustment and what constitutes operating performance. It is also unclear why certain excluded items should not be considered in assessing your performance as several appear to be recurring and integral to your performance.
     Response
     The Company believes that our use of “Adjusted EBITDA” in the noted Form 8-Ks is in accordance with the applicable rules and Staff guidance. As used by the Company, “Adjusted EBITDA” is the total of its reportable segments’ measures of profit or loss reported pursuant to SFAS No. 131. SFAS No. 131 requires, among other things, that a public business enterprise report a measure of profit or loss for each reportable segment and the total of the reportable segments’ measures of profit or loss, together with certain required reconciliations. Regulation S-K, Item 10(e)(5) provides that:
For purposes of this paragraph (e), non-GAAP financial measures exclude financial measures required to be disclosed by GAAP, Commission rules or a system of regulation of a government or governmental authority or self-regulatory organization that is applicable to the registrant. However, the financial measure should be presented outside of the financial statements unless the financial measure is required or expressly permitted by the standard-setter that is responsible for establishing the GAAP used in such financial statements.
Additionally, the adopting release entitled “Final Rule: Conditions for the Use of Non-GAAP Finance Measures” (Release No. 33-8176; 34-47226) notes that “[e]xamples of measures to which Regulation G does not apply include the following: measures of profit or loss and total assets for each segment required to be disclosed in accordance with GAAP.” The related footnote in the adopting release (footnote 19) states that:

Mr. Patrick Gilmore
June 29, 2006

FASB Statement No. 131, Disclosures about Segments of an Enterprise and Related Information, requires that companies report a measure of profit or loss and total assets for each reportable segment. This tabular information is presented in a note to the audited financial statements and is required to be reconciled to the GAAP measures, with all significant reconciling items separately identified and described. A registrant is required to provide a Management’s Discussion & Analysis of segment information if such a discussion is necessary to an understanding of the business. Such discussion would generally include the measures reported under FASB Statement No. 131.
     Although the Company has identified “Adjusted EBITDA” in the Form 8-Ks as a “non-GAAP” measure, it has done so as a means to avoid any potential confusion with GAAP net income, providing disclosure similar to that required with respect to non-GAAP measures for the same reason and directing the reader to an accompanying reconciliation. The Company uses the reconciliation required by SFAS No. 131 to provide the reconciliation between its net income and its Adjusted EBITDA. As required by SFAS No. 131, the measures of profit and loss reported by the Company for our segments are the measures reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segments and assessing their performance. Accordingly, the Company has disclosed in the relevant Form 8-Ks that it uses “Adjusted EBITDA” in “evaluating our company’s performance and in planning for future periods” and that it should be viewed as “supplemental to, and not as an alternative for” net income.
     The Company has not, in the past, made explicit in its Form 8-Ks the connection between its reporting under SFAS No. 131 and “Adjusted EBITDA.” Although the Company does not believe that an explicit reference to SFAS No. 131 is required under applicable rules or Staff guidance, the Company proposes to make the connection explicit in similar future filings in order to highlight that the reconciliation being provided is the reconciliation disclosed for purposes of SFAS No. 131 and to direct investors’ attention to the related general disclosures regarding its segment reporting in its periodic reports. We propose to include language such as the following to explain this:
Emdeon’s management uses earnings before interest, taxes, depreciation, amortization and other non-cash items (which we sometimes refer to as Adjusted EBITDA) to make operating decisions and assess performance with respect to each of our reporting segments and includes, in our Annual Reports on Form 10-K and our Quarterly Reports on Form 10-Q, the disclosures required by Statement of Financial Accounting Standards No. 131 (as amended), Disclosures about Segments of an Enterprise and Related Information. In accordance with SFAS No. 131, the financial tables accompanying this press release contain a reconciliation of Adjusted EBITDA to net income. Information regarding Adjusted EBITDA should be viewed as supplemental to, and not as an alternative for, net income.
     Please note the defined term “Adjusted EBITDA” is used in the Company’s press releases, in lieu of the term “Income before interest, taxes, depreciation, amortization and other non-cash items” used in the SFAS No. 131 segment disclosure in the Company’s Form 10-Ks and Form 10-Qs, in order to improve readability of those press releases. The financial information disclosed in the press releases filed with the Form 8-Ks are identical to those in the segment disclosures in the Company’s Form 10-K and Form 10-Q filings, other than the use of the defined term “Adjusted EBITDA.”

Mr. Patrick Gilmore
June 29, 2006

     The same considerations noted above with respect to the Company’s use of the term “Adjusted EBITDA” apply to WebMD’s use of the same term.
Closing Comments
     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
     In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Response
     The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Patrick Gilmore
June 29, 2006

     We appreciate the Staff’s comments and request that the Staff contact the undersigned at (201) 398-2653 with any questions or comments regarding this letter.

Respectfully submitted,

Emdeon Corporation

/s/ Andrew C. Corbin

By: Andrew C. Corbin
Title: Executive Vice President and Chief Financial Officer
cc:	Ms. Kathleen Collins, Accounting Branch Chief Anthony Vuolo, Chief Financial Officer of WebMD Health Corp. Allison M. Keller, Esq. Loren J. Weber, Esq.